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                               July 8, 2022

       Michael L. Sapir
       Chief Executive Officer and Principal of the Sponsor
       ProShares Trust II
       c/o ProShare Capital Management LLC
       7272 Wisconsin Avenue 21st Floor
       Bethesda, Maryland 20814

                                                        Re: ProShares Trust II
                                                            Post-Effective
Amendment No. 1 to Form S-3
                                                            Filed June 24, 2022
                                                            File No. 333-262730

       Dear Mr. Sapir:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 1 to Form S-3 filed June 24, 2022

       Part One
       Offered Series Disclosure
       Summary, page 4

   1.                                                   Please prominently
discuss the impact of current geopolitical events on the market for crude oil, gold and
silver, on the futures markets for crude oil, gold and silver and on your
                                                        Oil and Precious Metals
Funds. Your discussion should address volatility in prices and trading volume for
crude oil, gold and silver futures and in your shares. Please place this discussion in context
by quantifying, to the extent information is available, the relative contribution of Russia
and Ukraine in the global markets for crude oil, silver and
                                                        gold, prices of crude
oil, silver and gold, the price of your shares, the price of any futures
 Michael L. Sapir
ProShares Trust II
July 8, 2022
Page 2
      contracts for crude oil, gold or silver, the extent to which these futures markets are experiencing backwardation, and the increased trading volume of crude oil, gold and silver futures and your shares as of the most recent practicable date. Similarly, please revise your risk factor section, Risks Specific to the Oil and Precious Metals Markets and
      Funds beginning on page 20, to describe specific risks of current geopolitical events for the crude oil, gold and silver markets and for your Oil and Precious Metals Funds and their investments. Also revise to describe the risks relating to the impact of current events on underlying assumptions and expectations and the potential for resulting volatility and losses.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jessica Livingston at 202-551-3448 or Sandra Hunter Berkheimer at 202-
551-3758 with any other questions.



                                                             Sincerely,
FirstName LastNameMichael L. Sapir
                                                             Division of
Corporation Finance
Comapany NameProShares Trust II
                                                             Office of Finance
July 8, 2022 Page 2
cc:       Robert Borzone
FirstName LastName